Filed by Patterson-UTI Energy, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 1-37988

The following email was sent to all Patterson-UTI employees on July 27, 2023:

It has been a little more than a month since we announced the pending merger between Patterson-UTI and NexTier Oilfield Solutions, and we thought it was a good time to provide all of you with an update regarding the status of the integration of the two companies.

Before I speak to the pending merger with NexTier, I want to thank each of you for the ongoing work that you do for our customers, and for continuing to do your part to work safely together. It has been a hot summer across the regions where we operate – please continue stay hydrated and to look out for each other.

Regarding the integration planning process, we have formed a Steering Committee to oversee the integration. The Steering Committee is comprised of leaders from both companies, and includes Robert Drummond, Andy Smith, Kenny Pucheu, Mike Holcomb, Matt Gillard, Ken Berns, Diana Dotolo, Seth Wexler and me. We have also identified other individuals in operational and support groups across both companies to assist with the integration planning process, and these groups began meeting this week to help us plan for the combination of these two industry-leading organizations. In addition to enlisting the help of Patterson-UTI and NexTier employees, we have engaged an experienced consulting firm to assist us with the integration process, and you may see their representatives at some of our work locations or be asked to provide them with your feedback.

For now, please remember that Patterson-UTI and NexTier Oilfield Solutions are operating as two separate companies and will continue to do so until the merger closes.

We know that there continue to be questions about the integration and what the combined company will look like. We remain committed to communicating with you in a timely and transparent manner, and we will continue to provide periodic updates. For now, I ask that we all remain focused on providing excellent service to our customers and caring for each other to work safely and effectively together. Thank you again for all that you do.

/s/ William A. Hendricks, Jr.

Andy Hendricks

President and Chief Executive Officer

Important Information for Stockholders

In connection with the proposed transaction, Patterson-UTI has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Patterson-UTI and NexTier that also constitutes a prospectus of Patterson-UTI. The information in such registration statement is not complete and may be changed. Each of Patterson-UTI and NexTier also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. After the registration statement is declared effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Patterson-UTI and NexTier once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at http://www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at https://nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519.

Participants in the Solicitation

Patterson-UTI, NexTier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 11, 2023, Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023, and Patterson-UTI’s amendment to its Annual Report on Form 10-K/A, which was filed with the SEC on July 17, 2023. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Patterson-UTI or NexTier using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.